Exhibit A

CERAGON NETWORKS LTD.

NOTICE OF 2009 ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD DECEMBER 9, 2009

Notice is hereby given that the 2009 Annual General Meeting of Shareholders (the “Meeting”) of Ceragon Networks Ltd. (the “Company”) will be held on Wednesday, December 9, 2009 at 11:00 a.m. (Israel time), at the offices of the Company, 24 Raoul Wallenberg Street, Tel Aviv, Israel for the following purposes:

(A)	To re-elect Zohar Zisapel and Joseph Atsmon to serve on the Board of Directors of the Company;

(B)	To approve the grant of options to all the directors, other than the external directors, as described in the Proxy Statement;

(C)	To re-elect Yair Orgler and Avi Patir to serve on the Board of Directors of the Company as external directors, to approve their remuneration and to approve the grant of options to the external directors, as described in the Proxy Statement;

(D)	To amend the 2003 Stock Option Plan of the Company, as described in the Proxy Statement;

(E)	To re-appoint Kost Forer Gabbay & Kasierer, a Member of Ernst & Young Global, as the Company’s independent auditor;

(F)	To approve the purchase of Company’s directors and officers liability insurance policy (“D&O Insurance Policy”) for the period commencing as of December 9, 2009, the date on which the Meeting takes place, and ending no later than the later of the 2010 annual meeting of shareholders and December 9, 2010, the first anniversary of the Meeting, and to further authorize the Company’s Board of Directors to renew or replace such D&O Insurance Policy and/or to purchase alternative or additional D&O Insurance Policies for subsequent periods on terms which are not materially different than the terms of the D&O Insurance Policy described in the Proxy Statement; and

(G)	To receive and consider the Auditor’s Report and the audited consolidated financial statements for the year ended December 31, 2008, copies of which are being sent to the shareholders herewith.

Shareholders of record at the close of business on November 11, 2009 are entitled to notice of and to vote at the Meeting. All shareholders are cordially invited to attend the Meeting in person.

Whether or not you plan to attend the Meeting, you are urged to promptly complete, date and sign the enclosed proxy and to mail it in the enclosed envelope, which requires no postage if mailed in the United States. Return of your proxy does not deprive you of your right to attend the Meeting, to revoke the proxy or to vote your shares in person.

Joint holders of shares should take note that, pursuant to Article 69(b) of the Articles of Association of the Company, a notice may be given by the Company to the joint holders of a share by giving notice to the first of the joint holders named in the Register of Shareholders with respect to the shares.

Joint holders of shares should take note that, pursuant to Article 32(d) of the Articles of Association of the Company, the vote of the senior holder of the joint holders of share(s) who tenders a vote, in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s). For this purpose seniority will be determined by the order in which the names stand in the Company’s Register of Shareholders.

Pursuant to the Articles of Association of the Company, a proxy will be effective only if it is received by the Company at least 24 hours prior to the time of the Meeting.

By Order of the Board of Directors,

ZOHAR ZISAPEL	IRA PALTI
Chairman of the Board of Directors	President and Chief Executive Officer

November 12, 2009

CERAGON NETWORKS LTD.
24 Raoul Wallenberg Street
Tel Aviv 69719, Israel

PROXY STATEMENT

ANNUAL GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is furnished to the holders of Ordinary Shares, NIS 0.01 nominal value (the “Ordinary Shares” or “Shares”), of Ceragon Networks Ltd. (“we,” “Ceragon” or the “Company”) in connection with the solicitation by the Board of Directors of proxies for use at the 2009 Annual General Meeting of Shareholders (the “Annual General Meeting” or the “Meeting”), or at any adjournment thereof, pursuant to the accompanying Notice of 2009 Annual General Meeting of Shareholders. The Meeting will be held on Wednesday, December 9, 2009 at 11:00 a.m. (Israel time), at the offices of the Company, 24 Raoul Wallenberg Street, Tel Aviv, Israel.

SOLICITATION OF PROXIES

It is proposed that at the Annual General Meeting, resolutions be adopted as follows: (a) to re-elect Zohar Zisapel and Joseph Atsmon to serve on the Board of Directors of the Company; (b) to approve the grant of options to all the directors of the Company, other than the external directors, as described in the Proxy Statement; (c) to re-elect Yair Orgler and Avi Patir to serve on the Board of Directors of the Company as external directors, and to approve their remuneration and to approve the grant of options to the external directors as described in the Proxy Statement; (d) to amend the 2003 Stock Option Plan, as described in the Proxy Statement; (e) to re-appoint Kost Forer Gabbay & Kasierer, a Member of Ernst & Young Global, as the Company’s independent auditor; and (f) to approve the purchase of the Company’s directors and officers liability insurance policy (“D&O Insurance Policy”) for the period commencing as of December 9, 2009, the date on which the Meeting takes place, and ending no later than the later of the 2010 annual meeting of shareholders and December 9, 2010, the first anniversary of the Meeting, and to further authorize the Company’s Board of Directors to renew or replace such D&O Insurance Policy and/or to purchase alternative or additional D&O Insurance Policies for subsequent periods on terms which are not materially different than the terms of the D&O Insurance Policy described in the Proxy Statement.

Additionally, at the Meeting, the shareholders will be provided with the opportunity to receive and consider the Auditor’s Report and the audited consolidated financial statements for the year ended December 31, 2008, copies of which are being sent to the shareholders herewith (this item will not involve a vote of the shareholders).

A form of proxy for use at the Meeting and a return envelope for the proxy are also enclosed. Shareholders may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by filing with the Company a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting. However, if a shareholder attends the Meeting and does not elect to vote in person, his or her proxy will not be revoked. Unless otherwise indicated on the form of proxy, if a proxy is properly executed and received by the Company prior to the Meeting, Shares represented by the proxy in the enclosed form will be voted in favor of all the matters to be presented to the Meeting, as described above. If specification is made by a shareholder on the form of proxy, the Shares represented thereby will be voted in accordance with such specification. On all matters considered at the Meeting, abstentions and broker non-votes will be treated as neither a vote “for” nor “against” the matter, although they will be counted in determining if a quorum is present.

Pursuant to the Articles of Association of the Company, a proxy will be effective only if it is received by the Company at least 24 hours prior to the time of the Meeting.

Proxies for use at the Meeting are being solicited by the Board of Directors of the Company. Proxies will be solicited chiefly by mail; however, certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, electronic mail or other personal contact. The Company will bear the cost for the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Shares.

RECORD DATE; OUTSTANDING VOTING SECURITIES; VOTING RIGHTS

Only shareholders of record at the close of business on November 11, 2009 will be entitled to notice of and to vote at the Meeting and any adjournments or postponements thereof. At such time, each issued and outstanding Ordinary Share will be entitled to one vote upon each of the matters to be presented at the Meeting. Two or more persons, each being a shareholder, a proxy for a shareholder or a representative of a corporation, holding together Ordinary Shares conferring in the aggregate 33.3% of the voting power of the Company, present in person or by proxy and entitled to vote, will constitute a quorum at the Meeting. If within an hour from the time appointed for the meeting a quorum is not present, the meeting shall stand adjourned to the same day in the next week, at the same time and place. At such adjourned meeting, any two members present in person or by proxy, shall constitute a quorum.

SECURITY OWNERSHIP BY CERTAIN BENEFICIAL OWNERS

The following table sets forth, as of September 15, 2009, all persons known to the Company to own beneficially more than 5% of the Company’s Ordinary Shares and the number of Ordinary Shares so held.

The information contained herein has been obtained from the Company’s records or from information furnished by the individual or entity to the Company or disclosed in public filings with the SEC. Except where otherwise indicated, and except pursuant to community property laws, we believe, based on information furnished by such owners, that the beneficial owners of the Ordinary Shares listed below have sole investment and voting power with respect to such Shares. The shareholders listed below do not have any different voting rights from any of our other shareholders.

Total Shares beneficially owned in the table below include Shares that may be acquired upon the exercise of options that are either currently exercisable or will become exercisable within sixty (60) days of the date of this Proxy Statement. The Shares that may be issued under these options are treated as outstanding only for purposes of determining the percent owned by the person or group holding the options but not for the purpose of determining the percentage ownership of any other person or group. Each of our directors and officers who is also a director or officer of an entity listed in the table below disclaims ownership of our Ordinary Shares owned by such entity.

Name	Number of Ordinary Shares	Percentage of Outstanding Ordinary Shares (1)

Zohar Zisapel (2)	4,441,559	13%
Yehuda Zisapel (2)	2,238,000	6.5%
William Leland Edwards et al (3)	1,858,800	5.4%

(1)	Based on 34,236,560 Ordinary Shares issued and outstanding as of September 15, 2009.
(2)	Yehuda Zisapel and Zohar Zisapel are brothers. Their business address is 24 Raoul Wallenberg Street, Tel Aviv 69719, Israel.
(3)	Based on information provided in a Statement on Schedule 13G filed with the SEC on February 17, 2009 by William Leland Edwards, Anthony Joonkyoo Yun, MD, Palo Alto Investors, Palo Alto Investors LLC (“PAI”). Palo Alto Investors is the manager of PAI. William Leland Edwards is the controlling shareholder of Palo Alto Investors and has sole voting and dispositive power over 28,200 of the Ordinary Shares, and shared voting and dispositive power over 1,830,600 of the ordinary shares. Anthony Joonkyoo Yun, MD, is the President of Palo Alto Investors and PAI. Dr. Yun, Palo Alto Investors and PAI have shared voting and dispositive power over 1,830,600 of the Ordinary Shares. The principal business office of the shareholder is 470 University Avenue, Palo Alto, California, 94301.

ITEM A

ELECTION OF DIRECTORS

Under the Company’s Articles of Association, the Board of Directors is to consist of not less than five and not more than nine directors, unless otherwise determined by resolution of the Company’s shareholders. The current number of directors is five.

Directors are to be elected at the Annual General Meeting by the vote of the holders of a majority of the voting power represented at such meeting, in person or by proxy, and voting on the election of directors. Beginning with the Annual General Meeting of Shareholders in 2004, the directors of the Company (other than its external directors as required by the Israeli Companies Law, 1999 (the “Companies Law”)) were divided into Class I and Class II directors. The second term of Zohar Zisapel and Joseph Atsmon as Class II directors is expiring at this Annual General Meeting, and, following the recommendation of such nominees to the Board by the Company’s independent directors in accordance with Nasdaq Marketplace Rules (the “Nasdaq Rules”), it is proposed that they be re-elected. If re-elected, Messrs. Zisapel and Atsmon will then serve for a term ending on the date of the Annual General Meeting in 2012 and will receive the compensation in the form of an option to purchase Ordinary Shares of the Company as described in Item B below. It is intended that proxies (other than those directing the proxy holders to vote against the listed nominee or to abstain) will be voted for re-election of Messrs. Zisapel and Atsmon. The Company has received a declaration from such nominees, confirming their qualifications under the Companies Law to be elected as directors of the Company. The Company is not aware of any reason why Messrs. Zisapel and Atsmon, if elected, should be unable to serve as directors. The Company does not have any understanding or agreement with respect to the future election of Messrs. Zisapel and Atsmon.

The following are brief biographies of Messrs. Zisapel and Atsmon, based upon the records of the Company and information furnished to it by them:

Zohar Zisapel has served as the Chairman of our board of directors since we were incorporated in 1996. Mr. Zisapel is also a founder and a director of RAD Data Communications Ltd., of which he served as CEO from January 1982 until January 1998 and has served as chairman since 1998. Mr. Zisapel serves as chairman of two other public companies – RADVision Ltd. and RADCOM Ltd. – and as chairman or director of several private companies. Since July 2008, Mr. Zisapel has been a director of Amdocs Limited, a public company. Mr. Zisapel received a B.Sc. and an M.Sc. in electrical engineering from the Technion, Israel Institute of Technology (“Technion”) and an M.B.A. from Tel Aviv University.

Joseph Atsmon has served as a director since July 2001. Mr. Atsmon has also served as a director of Nice Systems Ltd. since July 2001 and of RADVision Ltd. since June 2003. From November 2005 until December 2008, Mr. Atsmon was a director of VocalTec Communications Ltd. From April 2001 until October 2002, he served as Chairman of Discretix Ltd. From 1995 until 2000, he served as Chief Executive Officer of Teledata Communications Ltd., a public company acquired by ADC Telecommunications Inc. in 1998. From 1986 until 1995, Mr. Atsmon served in various positions at Tadiran Ltd., among them a division president and Corporate Vice President for business development. Mr. Atsmon received a B.Sc. in electrical engineering (summa cum laude) from the Technion. Mr. Atsmon is one of our independent directors for the purposes of the Nasdaq Rules and is our audit committee chairman and financial expert.

The affirmative vote of the holders of a majority of the Ordinary Shares present, in person or by proxy, and voting on the matter is required for the approval thereof.

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that Zohar Zisapel and Joseph Atsmon are re-elected to the Board of Directors for a term ending on the date of the Annual General Meeting in 2012.”

The Board of Directors recommends a vote FOR the approval of the proposed resolution.

ITEM B

APPROVAL OF GRANT OF OPTIONS TO ALL THE DIRECTORS, OTHER THAN THE
EXTERNAL DIRCTORS

On October 5, 2009, following approval by our Audit Committee, our Board of Directors resolved, subject to shareholder approval, to approve the following option grants:

—	To Zohar Zisapel, Chairman of the Board of Directors, options to purchase 150,000 Ordinary Shares one-third of which shall be granted at the beginning of each year of his term of office (i.e., on December 9, 2009, 2010 and 2011), provided he is still a director of the Company. The options granted each year shall vest on the date of grant. The Board and the Audit Committee are of the opinion that, it would be appropriate to compensate Mr. Zisapel with the grant of an increased number of options in comparison to the number of options granted to the other members of the Board of Directors taking into account among others the considerable more time required from him in order to fulfill his Board activities as a Chairman and his contribution to the Company’s success.

—	To Joseph Atsmon, a director of the Company and the Chairman of the Audit Committee of the Company, options to purchase 75,000 Ordinary Shares one-third of which shall be granted at the beginning of each year of his term of office (i.e., on December 9, 2009, 2010 and 2011), provided he is still a director of the Company. The options granted each year shall vest on the date of grant. The Board and the Audit Committee are of the opinion that it would be appropriate to compensate Mr. Atsmon with the grant of an increased number of options in comparison to the number of options granted to the other members of the Audit Committee, taking into account among others the considerable more time required from him in order to fulfill his Committee activities as a Chairman and his contribution to the Company’s success.

—	To Yael Langer, a director of the Company, options to purchase 50,000 Ordinary Shares one-third of which shall be granted on the date on which the Meeting takes place and additional one third of which shall be granted upon the first and second anniversary of such Meeting (i.e., on December 9, 2009, 2010 and 2011), provided she is still a director of the Company. The options granted each year shall vest on the date of grant.

The exercise price shall be equal to the average closing price of the Company’s Shares on the NASDAQ Global Market for the period equal to thirty (30) consecutive trading days immediately preceding the date of grant.

All option grants will be made under the Company’s 2003 Share Option Plan and under the Capital Gains Route of Section 102(b)(2) of the Israeli Income Tax Ordinance (the “Ordinance”), except for the options granted to Zohar Zisapel, Chairman of the Board of Directors, which will be granted under Section 3(9) of the Ordinance.

Under the Companies Law, the grant by the Company of options to purchase Ordinary Shares to our directors requires the approval of our Audit Committee, followed by our Board of Directors, and then by our shareholders. Our Audit Committee and Board of Directors have approved the foregoing option grants. The shareholders are being asked to approve such option grants. The affirmative vote of the holders of a majority of the Ordinary Shares present, in person or by proxy, and voting on the matter is required for the approval thereof.

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, to approve the grant of options to purchase 150,000 Ordinary Shares to Mr. Zohar Zisapel, options to purchase 75,000 Ordinary Shares to Mr. Joseph Atsmon and options to purchase 50,000 Ordinary Shares to Ms. Yael Langer, all in accordance with the terms approved by the Audit Committee and Board of Directors.”

The Board of Directors recommends a vote FOR the approval of the proposed resolution.

ITEM C

RE-ELECTION OF EXTERNAL DIRECTORS; APPROVAL OF THEIR REMUNERATION
AND THE GRANT OF OPTIONS

Under the Companies Law, companies incorporated under the laws of Israel whose shares have been offered to the public in or outside of Israel are required to appoint at least two external directors. A person may not be appointed as an external director if he or she or his or her relative, partner, employer, any person to whom such person is directly or indirectly subject to, or any entity under his or her control has, as of the date of the person’s appointment to serve as an external director, or had, during the two years preceding that date, any affiliation with:

—	the company;

—	any entity controlling the company at the date of such person's appointment; or

—	any entity controlled, at the date of such person’s appointment or during the two years preceding that date, by the company or by a controlling entity.

The term affiliation includes:

—	an employment relationship;

—	a business or professional relationship maintained on a regular basis;

—	control; and

—	service as an office holder.

No person can serve as an external director if the person’s position or other business creates, or may create, conflicts of interest with the person’s service as an external director, or, if his position or business might interfere with his ability to serve as a director.

The initial term of an external director is three years and may generally be extended for additional three year periods. Each committee of a company’s Board of Directors which is authorized to exercise the powers vested in the Board of Directors is required to include at least one external director.

The initial terms of Messrs. Yair Orgler and Avi Patir are scheduled to expire on March 25, 2010. Following the recommendation of the Company’s independent directors to the Board of Directors in accordance with Nasdaq Rules, it is proposed to re-elect Messrs. Yair Orgler and Avi Patir, each to serve an additional three-year term until March 25, 2013 as external directors pursuant to the Companies Law.

The Company has received a declaration from such nominees, confirming their qualifications under the Companies Law to be elected as external directors of the Company. Under the Companies Law, (1) an external director must have either “accounting and financial expertise” or “professional qualifications” (as such terms are defined in regulations promulgated under the Companies Law) and (2) generally, at least one of the external directors must have “accounting and financial expertise.” The Board of Directors is required to determine (based on criteria set forth in regulations promulgated under the Companies Law) whether the external directors have “accounting and financial expertise” or “professional qualifications”. The Board of Directors of the Company has determined that Prof. Orgler has the requisite accounting and financial expertise and that Mr. Patir has the requisite professional qualifications to serve as external directors.

The following are brief biographies of Messrs. Orgler and Patir, based upon the records of the Company and information furnished to it by the nominees. Messrs. Orgler and Patir do not beneficially own any of our Shares. If elected, the external directors shall receive compensation as described below (if approved).

Yair E. Orgler has served as an external director since March 2007. Prof. Orgler is Professor Emeritus at the Leon Recanati Graduate School of Business Administration, Tel Aviv University (the “Recanati School”). From 1996 to June 2006, Prof. Orgler was Chairman of the Board of the Tel-Aviv Stock Exchange. From 2001 to 2004, he was President of the International Options Markets Association (IOMA). Prof. Orgler serves as a director at Bank Hapoalim, B.M., Israel Chemicals Ltd., Atidim-High Tech Industrial Park Ltd., ICL-IP Co. Ltd., ICL-IP Ltd., Itamar Medical Ltd. and Gazit-Globe Ltd. Other public positions held by Prof. Orgler in recent years include: Founder and Chairman of “Maalot”, Israel’s first securities rating company; Chairman of the Wage Committee of the Association of University Heads in Israel; Chairman of the Executive Council of the Academic College of Tel-Aviv-Yaffo; and member of the Board of the United States-Israel Educational Foundation (USIEF). Previous academic positions held by Prof. Orgler include: Vice Rector of Tel-Aviv University and before that Dean of the Recanati School. For over 20 years he was the incumbent of the Goldreich Chair in International Banking at Tel-Aviv University and served frequently as a Visiting Professor of Finance at the Kellogg Graduate School of Management, Northwestern University. Prof. Orgler holds a Ph.D. and Master’s degree in business administration from Carnegie Mellon University, an M.Sc. in industrial engineering from University of Southern California and a B.Sc. in industrial engineering from the Technion. Prof. Orgler is one of our independent directors for the purposes of the Nasdaq Rules and one of our external directors for purposes of the Companies Law.

Avi Patir has served as an external director since March 2007. Mr. Patir is President for Mobile Broadband (WiMAX) at MIRS Communications Ltd., a wholly-owned subsidiary of Motorola Israel Ltd. From 2004 to 2006, Mr. Patir served as the Group COO and Head of the Wireline Division of “Bezeq” – The Israel Telecommunication Corp. Limited (“Bezeq”), Israel’s national telecommunications provider. From 2003 to 2004, Mr. Patir was President and CEO of American Israel Paper Mills Ltd., the leading Israeli manufacturer and marketer of paper and paper products. From 1996 to 2003, he was the President and CEO of Barak International Telecommunication Corporation Ltd., a leading provider of international telecommunications services in Israel, and from 1992 to 1996, he was Executive Vice President Engineering and Operations at Bezeq. Mr. Patir has been a board member of, among others, Bezeq International, Pelephone Communications Ltd. and Satlink Communications Ltd. Mr. Patir holds an M.Sc. in electrical and electronic engineering from Columbia University and a B.Sc. in electrical and electronic engineering from the Technion. He is, in addition, a graduate of the Kellogg-Recanati executive management program. Mr. Patir is one of our independent directors for the purposes of the Nasdaq Rules and one of our external directors for purposes of the Companies Law.

According to the regulations promulgated under the Companies Law concerning the remuneration of external directors (the “Remuneration Regulations”), external directors are generally entitled to an annual fee, a participation fee for each meeting of the board of directors or any committee of the board on which he or she serves as a member and reimbursement of travel expenses for participation in a meeting which is held outside of the external director’s place of residence. The minimum, fixed and maximum amounts of the annual and participation fees are set forth in the Remuneration Regulations, based on the classification of the company according to the amount of its capital. A company may also compensate an external director in shares or rights to purchase shares, other than convertible debentures which may be converted into shares, subject to certain limitations.

The remuneration of external directors must be made known to the candidate for such office prior to his/her appointment and, subject to certain exceptions, will not be amended throughout the three-year period during which he or she is in office.

On October 5, 2009, our Audit Committee, followed by our Board of Directors, resolved, subject to shareholder approval, that during their second term, our external directors, Yair Orgler and Avi Patir (assuming that they will be elected as set forth above), shall receive remuneration in the form of the minimum amounts of the annual and participation fees set forth in the Remuneration Regulations, based on the classification of the company according to the amount of its capital (currently – the sum of NIS 47,710 as annual fee and the sum of NIS 1,686 as in-person participation fee, NIS 1,011 as telephone call and NIS 843 for unanimous written consents,) and reimbursement of travel expenses for participation in a meeting which is held outside of the external director’s city/town of residence, and to further grant each of the external director options to purchase 50,000 of the Company’s Ordinary Shares one-third of which shall be granted at the beginning of each year of each external director’s term of office (i.e., on March 25, 2010, 2011 and 2012), provided each is still a director of the Company. The options granted each year shall vest on the date of grant. The exercise price shall be equal to the average closing price of the Company’s Shares on the NASDAQ Global Market for the period equal to thirty (30) consecutive trading days immediately preceding the date of grant, and in accordance with any other terms and conditions applicable to the “other directors” (as such term is defined in the Remuneration Regulations) under the 2003 Stock Option Plan of the Company, as amended. All option grants will be made under the Company’s 2003 Share Option Plan and under the Capital Gains Route of Section 102(b)(2) of the Ordinance.

The election of external directors and the grant of options as aforementioned requires the affirmative vote of a majority of the Shares present, in person or by proxy, and voting on the matter, including at least one third of the Shares of “non-controlling shareholders” (as defined in the Companies Law) voted on the matter (unless the total number of non-controlling shareholders voted against the election of the external directors does not exceed one percent of the outstanding Ordinary Shares). As of the date hereof, the Company has no controlling shareholders within the meaning of the Companies Law.

The remuneration of the external directors in the form of the minimum amounts of the annual and participation fees set forth in the Remuneration Regulations, based on the classification of the company according to the amount of its capital, requires the approval of the audit committee, the board of directors and the shareholders (in that order). Our Audit Committee and Board of Directors have approved the resolutions set forth below. The shareholders are being asked to approve such resolution. The affirmative vote of the holders of a majority of the Ordinary Shares present, in person or by proxy, and voting on the matter is required for the approval thereof.

It is proposed that at the Meeting the following resolutions be adopted:

“RESOLVED, that each of Yair Orgler and Avi Patir is hereby elected to serve for a second term as an external director of the Company in accordance with the Israeli Companies Law, for a period of three years to commence on March 25, 2010.”

“FURTHER RESOLVED, that each of Yair Orgler and Avi Patir shall, subject to their election, be granted stock options in accordance with the terms described in the Proxy Statement dated November 12, 2009.

FURTHER RESOLVED, that each of Yair Orgler and Avi Patir shall, subject to their election, be entitled to remuneration in the minimum amounts of the annual and participation fees set forth in the Remuneration Regulations based on the classification of the company according to the amount of its capital and reimbursement of travel expenses, in accordance with the terms described in the Proxy Statement dated November 12, 2009"

The Board of Directors recommends a vote FOR approval of the proposed resolutions.

ITEM D

AMENDMENT OF STOCK OPTION PLAN

The Company’s Audit Committee and its Board of Directors approved, subject to the approval of the Company’s shareholders, an amendment to the Company’s 2003 Share Option Plan set forth in Annex A hereto (marked to show the extent of the proposed amendments) by adding a new subsection 10.2.3 intended to extend the exercise period for fully vested and unexpired options to directors who have ceased to serve from six months to 18 months. The aforementioned amendment shall apply with respect to the any grant of options made as of the date hereof, including the current grant of options to all of the Company’s directors as described in Items B and C above.

The affirmative vote of the holders of a majority of the Ordinary Shares present, in person or by proxy, and voting on this matter is required for the approval thereof.

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that the 2003 Share Option Plan of the Company be amended as set forth in Annex A to the Proxy Statement dated November 12, 2009.”

The Board of Directors recommends a vote FOR the approval of the proposed resolution.

ITEM E

RE-APPOINTMENT OF INDEPENDENT AUDITOR

At the Meeting, the shareholders will be asked to re-appoint Kost Forer Gabbay & Kasierer, a Member of Ernst & Young Global (“Kost Forer”), as the Company’s independent auditor until immediately following the next annual general meeting of shareholders. Kost Forer has no relationship with the Company or with any affiliate of the Company except as auditor and, to a limited extent, as tax consultants. The Audit Committee and the Board of Directors believe that such limited non-audit function does not affect the independence of Kost Forer.

According to the Company’s Articles of Association, the Audit Committee of the Company is authorized to determine the basis of the auditor’s compensation in accordance with the volume and nature of the services rendered by the auditor of the Company.

Kost Forer has served as the Company’s independent auditor since 2002. The following table presents the aggregate amount of fees paid by the Company to Kost Forer for its services to the Company for the fiscal year ended December 31, 2008:

Audit fees	$240,000

Tax fees	30,000

Total	$270,000

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon is necessary for the adoption of the foregoing resolution.

It is proposed that at the Meeting the following resolution be approved and adopted:

“RESOLVED, to re-appoint Kost Forer Gabbay & Kasierer, a Member of Ernst & Young Global, as the independent auditor of the Company until immediately following the date of the Annual General Meeting in 2010.”

The Board of Directors recommends a vote FOR approval of the proposed resolution.

ITEM F

APPROVAL OF THE COMPANY’S DIRECTORS AND OFFICERS LIABILITY INSURANCE
POLICY FOR 2009-2010 AND FOR SUBSEQUENT PERIODS

The Israeli Companies Law and our Articles of Association authorize the Company, subject to shareholder approval, to purchase an insurance policy for the benefit of our directors and officers for liability by reason of acts or omissions committed while serving in their respective capacities as directors or officers of the Company. The Company believes that the purchase of such insurance is critical to attracting and maintaining directors of high quality.

In accordance with the Companies Law, such proposed liability insurance for directors and officers will not provide coverage for the liability of a director or officer for: (a) a breach of his or her duty of loyalty, except if he or she acted in good faith and had reasonable cause to assume that such act would not prejudice the interests of the Company and is otherwise permitted by law; (b) a breach of his or her duty of care committed intentionally or recklessly, except when it is committed only in negligence; (c) an act or omission done with the intent to unlawfully recognize personal gain; or (d) a fine or monetary settlement imposed upon him or her.

Under the Companies Law, the insurance of directors requires the approval of our Audit Committee, followed by our Board of Directors and then by our shareholders.

Our Audit Committee and Board of Directors have approved the purchase of a directors and officers liability insurance policy from unaffiliated parties for the period commencing as of December 9, 2009, the date on which the Meeting takes place, and ending no later than the later of the 2010 annual meeting of shareholders and December 9, 2010, the first anniversary of the Meeting. The coverage under the policy will be $20 million and the premium in the amount of approximately $160,000 (the “D&O Insurance Policy”). Our Audit Committee and Board of Directors have further approved to authorize the Company’s Board of Directors to renew or replace such D&O Insurance Policy and/or to purchase alternative or additional D&O Insurance Policies for subsequent periods on terms which are not materially different than the terms of the D&O Insurance Policy described in the Proxy Statement. For that purpose, D&O Insurance Policies which provide annual coverage in the amount of up to $30 million or which the premium paid on account of such policies does not exceed $250,000 per annum shall be deemed to be on terms which are not materially different from the terms of the D&O Insurance Policy described above and shall be subject only to the approval of the Board of Directors.

The shareholders are thus being asked to approve the purchase by the Company of such insurance coverage for the benefit of our directors as required by the Companies Law.

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon is necessary for the adoption of the foregoing resolution.

It is proposed that at the Meeting the following resolution be approved and adopted:

“RESOLVED, to approve the purchase of a directors and officers liability insurance policy with aggregate coverage of $20 million and the premium in the amount of approximately $160,000 for the period commencing as of December 9, 2009, the date on which the Meeting takes place and ending no later than the later of the 2010 annual meeting of shareholders and December 9, 2010, the first anniversary of the Meeting, (the “D&O Insurance Policy”) and to further authorize the Company’s Board of Directors to renew or replace such D&O Insurance Policy and/or to purchase alternative or additional D&O Insurance Policies for subsequent periods on terms which are not materially different than the terms of the D&O Insurance Policy as described in the Proxy Statement dated November 12, 2009, for the benefit of all Company directors and officers that may serve from time to time.”

The Board of Directors recommends a vote FOR the approval of the proposed resolution.

ITEM G

RECEIPT AND CONSIDERATION OF THE AUDITOR’S REPORT AND
THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS

The Auditor’s Report and the audited consolidated financial statements of the Company for the fiscal year ended December 31, 2008 are enclosed for shareholder review and consideration together with the Notice and Proxy Statement for the Meeting. The Company will hold a discussion with respect thereto at the Meeting. This item will not involve a vote of the shareholders.

By Order of the Board of Directors,

ZOHAR ZISAPEL	IRA PALTI
Chairman of the Board of Directors	President and Chief Executive Officer

November 12, 2009

ANNEX A

PROPOSED AMENDMENTS TO
THE 2003 SHARE OPTION PLAN
OF CERAGON NETWORKS LTD.

(Changes shown: proposed new text is underlined)

“10.2.3 Notwithstanding the provisions of Section 10.2.2, regarding Options granted to directors as of the approval of this Section 10.2.3 by the shareholders of the Company, upon the Termination of Relationship for directors, all fully vested and unexercised Options and all unpaid Shares purchased under the Plan shall terminate following a grace period of eighteen (18) months from the Termination of Relationship.”

FORM OF PROXY CARD

CERAGON NETWORKS LTD.

ANNUAL GENERAL MEETING OF SHAREHOLDERS
DECEMBER 9, 2009

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

        The shareholder(s) hereby appoints Zohar Zisapel and Ira Palti, or any one of them, as proxies, each with the power to appoint his substitute, and hereby authorizes them to represent and to vote, as designated on the reverse side of this ballot, all of the Ordinary Shares of Ceragon Networks Ltd., that the shareholder(s) is/are entitled to vote at the Annual General Meeting of Shareholders to be held at 11:00 a.m., on Wednesday, December 9, 2009, at the offices of the company, 24 Raoul Wallenberg Street, Tel Aviv, Israel and any adjournment or postponement thereof.

THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED AS DIRECTED BY THE SHAREHOLDER(S). IF NO SUCH DIRECTIONS ARE MADE, THIS PROXY WILL BE VOTED FOR EACH PROPOSAL.

(Continued and to be signed on the reverse side)

ANNUAL GENERAL MEETING OF STOCKHOLDERS OF

CERAGON NETWORKS LTD.

December 9, 2009

Please date, sign and mail
your proxy card in the
envelope provided as soon
as possible

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSALS 1 THROUGH 6
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.
PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

	FOR	AGAINST	ABSTAIN
1. To re-elect Zohar Zisapel and Joseph Atsmon to serve on the Board of Directors of the Company	☐	☐	☐
2. To approve the grant of options to all the directors, other than the external directors, as described in the Proxy Statement	☐	☐	☐
3. To re-elect Yair Orgler and Avi Patir to serve on the Board of Directors of the Company as external directors, to approve their remuneration and to approve the grant of options to the external directors, as described in the Proxy Statement	☐	☐	☐
4. To amend the 2003 Stock Option Plan of the Company, as described in the Proxy Statement	☐	☐	☐
5. To re-appoint Kost Forer Gabbay & Kasierer, a Member of Ernst & Young Global, as the Company's independent auditor	☐	☐	☐
6. To approve the purchase of Company's directors and officers liability insurance policy ("D&O Insurance Policy") for the period commencing December 9, 2009 and ending no later than the later of the 2010 annual meeting of shareholders and December 9, 2010 and to further authorize purchase alternative or additional D&O Insurance Policies for subsequent periods on terms which are not materially different than the terms of the D&O Insurance Policy described in the Proxy Statement	☐	☐	☐

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.	☐

Signature of Stockholder ________________________  Date _____________

Signature of Stockholder ________________________ Date  _____________

NOTE: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2008

IN U.S. DOLLARS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

Ceragon Networks Ltd.

        We have audited the accompanying consolidated balance sheets of Ceragon Networks Ltd. (the “Company”) and subsidiaries as of December 31, 2007 and 2008, and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2008. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above, present fairly, in all material respects, the consolidated financial position of the Company and subsidiaries at December 31, 2007 and 2008, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.

        We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 1, 2009 expressed an unqualified opinion thereon.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
April 1, 2009	A Member of Ernst & Young Global

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL
CONTROL OVER FINANCIAL REPORTING

To the Shareholders and Board of Directors of
Ceragon Networks Ltd.

        We have audited Ceragon Networks Ltd.’s (the “Company”) internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO criteria”). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying management’s report on internal control over financial reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

        We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

        A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

        Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

        In our opinion, the Company maintained in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the COSO criteria.

        We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company and subsidiaries as of December 31, 2007 and 2008, and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2008 and our report dated April 1, 2009 expressed an unqualified opinion thereon.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
April 1, 2009	A Member of Ernst & Young Global

CERAGON NETWORKS LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

		December 31,
	Note	2007	2008

ASSETS

CURRENT ASSETS:
Cash and cash equivalents		$58,650	$28,224
Short-term bank deposits		25,997	35,044
Short-term marketable securities	3	6,399	2,187
Trade receivables (net of allowance for doubtful accounts of $ 1,279
and $ 2,517 at December 31, 2007 and 2008, respectively)		40,533	70,811
Other accounts receivable and prepaid expenses	4	10,888	11,508
Deferred tax asset		-	4,082
Inventories	5	36,763	40,113

Total current assets		179,230	191,969

LONG-TERM ASSETS:
Long-term bank deposits		12,030	8,204
Long-term marketable securities	3	18,665	24,102
Severance pay fund		3,268	4,065
Long term deferred tax asset		-	8,007

Total long-term assets		33,963	44,378

PROPERTY AND EQUIPMENT, NET	6	4,447	8,891

Total assets		$217,640	$245,238

The accompanying notes are an integral part of the consolidated financial statements

CERAGON NETWORKS LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

		December 31,
	Note	2007	2008

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables		$26,341	$41,748
Deferred revenues		6,702	5,886
Other accounts payable and accrued expenses	7	13,767	8,041

Total current liabilities		46,810	55,675

LONG TERM LIABILITIES:
Accrued severance pay		5,286	6,647
Other payables	8a	4,650	-

Total long-term liabilities		9,936	6,647

COMMITMENTS AND CONTINGENT LIABILITIES	8

SHAREHOLDERS' EQUITY:	9
Share capital -
Ordinary shares of NIS 0.01 par value -
Authorized: 60,000,000 shares at December 31, 2007 and 2008;
Issued: 36,918,196 and 37,086,504 shares at December 31, 2007 and 2008, respectively; Outstanding: 36,918,196 and 35,586,701
and shares at December 31, 2007 and 2008, respectively.		91	91
Additional paid-in capital		281,086	285,141
Treasury shares at cost - 1,499,803 ordinary shares as of December
31, 2008		-	(7,923)
Accumulated other comprehensive income, net of taxes		280	193
Accumulated deficit		(120,563)	(94,586)

Total shareholders' equity		160,894	182,916

Total liabilities and shareholders' equity		$217,640	$245,238

The accompanying notes are an integral part of the consolidated financial statements

April 1, 2009

Date of approval of the financial statements

CERAGON NETWORKS LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except per share data)

		Year ended December 31,
	Note	2006	2007	2008

Revenues	11b	$108,415	$161,888	$217,278
Cost of revenues		80,776	103,406	144,607

Gross profit		27,639	58,482	72,671

Operating expenses:
Research and development		13,336	15,457	20,310
Less - grants and participations		1,543	-	-

Research and development, net		11,793	15,457	20,310
Selling and marketing		17,420	25,344	32,252
General and administrative		5,170	5,277	7,150
Expense in respect of settlement reserve		-	450	-

Total operating expenses		34,383	46,528	59,712

Operating income (loss)		(6,744)	11,954	12,959
Financial income, net	12a	1,284	1,182	2,184

Income (loss) before taxes		(5,460)	13,136	15,143

Tax benefit		-	-	10,834

Net income (loss)		$(5,460)	$13,136	$25,977

Net earnings (loss) per share:	12b

Basic net earnings (loss) per share		$(0.20)	$0.44	$0.70

Diluted net earnings (loss) per share		$(0.20)	$0.41	$0.68

The accompanying notes are an integral part of the consolidated financial statements.

CERAGON NETWORKS LTD. AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands (except share and per share data)

	Ordinary shares	Share capital	Additional paid-in capital	Treasury shares at cost	Deferred stock compensation	Accumulated other comprehensive income (loss)	Accumulated deficit	Total other comprehensive income (loss)	Total shareholders' equity

Balance as of January 1, 2006	26,335,003	$65	$177,338	$-	$(26)	$51	$(128,239)		$49,189

Exercise of stock options	1,101,087	3	2,104	-	-	-	-		2,107
Reversal of deferred stock compensation upon
adoption of SFAS 123(R)	-	-	(26)	-	26	-	-		-
Stock-based compensation expense	-	-	1,712	-	-	-	-		1,712

Income tax benefit derived from exercise of
employee stock options *)	-	-	-	-	-	-	-	$-	-
Comprehensive loss:
Unrealized gain from hedging activities	-	-	-	-	-	13	-	13	13
Net loss	-	-	-	-	-	-	(5,460)	(5,460)	(5,460)

Total comprehensive loss								$(5,447)

Balance as of December 31, 2006	27,436,090	68	181,128	-	-	64	(133,699)		47,561

Issuance of shares, net of issuance expenses	6,990,000	18	88,246	-	-	-	-		88,264
Exercise of stock options	2,492,106	5	9,954	-	-	-	-		9,959
Stock-based compensation expense	-	-	1,758	-	-	-	-		1,758

Income tax benefit derived from exercise of
employee stock options *)	-	-	-	-	-	-	-	$-	-
Comprehensive income:
Unrealized gain from hedging activities	-	-	-	-	-	216	-	216	216
Net income	-	-	-	-	-	-	13,136	13,136	13,136

Total comprehensive income								$13,352

Balance as of December 31, 2007	36,918,196	91	281,086	-	-	280	(120,563)		160,894

Income tax benefit derived from deductible
issuance expenses	-	-	803	-	-	-	-	-	803
Exercise of stock options	168,308	**) -	695	-	-	-	-	-	695

Purchase of treasury shares at cost	(1,499,803)	-	-	(7,923)	-	-	-	-	(7,923)
Stock-based compensation expense	-	-	2,557	-	-	-	-	-	2,557

Income tax benefit derived from exercise of
employee stock options *)	-	-	-	-	-	-	-	$-	-
Comprehensive income:
Unrealized loss from hedging activities, net
of taxes		-	-	-	-	(87)	-	(87)	(87)
Net income	-	-	-	-	-	-	25,977	25,977	25,977

Total comprehensive income								$25,890

Balance as of December 31, 2008	35,586,701	$91	$285,141	$(7,923)	$-	$193	$(94,586)		$182,916

*)	The income tax benefit for the years ended December 31, 2006, 2007 and 2008 was $ 524, $ 1,673 and $ 249, respectively, for which a valuation allowance was provided (see also Note 10f).

**)	Represent an amount lower than $1

The accompanying notes are an integral part of the consolidated financial statements.

CERAGON NETWORKS LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2006	2007	2008

Cash flows from operating activities:
Net income (loss)	$(5,460)	$13,136	$25,977
Adjustments required to reconcile net income (loss) to net cash used in operating activities:
Depreciation	1,194	1,342	2,070
Stock-based compensation expense	1,712	1,758	2,557
Gain from sale of property and equipment	(45)	(24)	-
Accrued severance pay, net	533	203	564
Increase in accrued interest on bank deposits	(89)	(317)	(330)
Accrued interest and amortization of premium on held-to-maturity
marketable securities	37	(438)	126
Increase in trade receivables, net	(12,354)	(13,100)	(30,278)
Increase in other accounts receivable and prepaid expenses	(1,771)	(3,747)	(640)
Increase in inventories, net	(11,167)	(9,452)	(3,350)
Increase in trade payables	9,765	4,194	13,922
Increase (decrease) in deferred revenues	283	2,963	(816)
Increase in deferred tax asset	-	-	(11,353)
Increase (decrease) in other accounts payable and accrued expenses	5,086	2,429	(5,343)
Increase (decrease) in other long-term payables	7,925	(3,275)	(4,650)

Net cash used in operating activities	(4,351)	(4,328)	(11,544)

Cash flows from investing activities:
Purchase of property and equipment	(1,393)	(2,855)	(5,029)
Proceeds from sale of property and equipment	48	25	-
Investment in short and long-term bank deposits	(2,495)	(35,654)	(66,267)
Proceeds from maturities of short and long-term bank deposits	3,586	6,181	61,376
Investment in held-to-maturity marketable securities	(3,116)	(22,186)	(14,851)
Proceeds from maturities of held-to-maturity marketable securities	5,469	8,638	13,500

Net cash provided by (used in) investing activities	2,099	(45,851)	(11,271)

Cash flows from financing activities:
Proceeds from issuance of shares, net of issuance costs	-	88,700	-
Purchase of treasury shares at cost	-	-	(7,923)
Payment of issuance costs	-	-	(383)
Proceeds from exercise of stock options	2,107	9,959	695

Net cash provided by (used in) financing activities	2,107	98,659	(7,611)

Increase (decrease) in cash and cash equivalents	(145)	48,480	(30,426)
Cash and cash equivalents at the beginning of the year	10,315	10,170	58,650

Cash and cash equivalents at the end of the year	$10,170	$58,650	$28,224

Supplemental disclosures of non cash financing and investing activities:
Issuance costs	$-	$436	$-

Purchase of property and equipment	$-	$275	$1,760

Unrealized gain (loss) from hedging activities, net	$13	$216	$(87)

Deferred taxes due to deductible issuance costs	-	-	$803

Supplemental disclosure of cash flow information:
Cash paid during the year for income taxes	$212	$295	$536

Cash paid during the year for interest	$-	$518	$339

The accompanying notes are an integral part of the consolidated financial statements.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 1:	–	GENERAL

Ceragon Networks Ltd. (“the Company”) is a leading provider of high capacity, LTE-Ready wireless backhaul solutions that enable wired and wireless service providers to deliver voice and premium data services, such as Internet browsing, music and video applications. The Company’s wireless backhaul solutions use microwave technology to transfer large amounts of network traffic between base stations and the infrastructure at the core of the mobile network.

The Company sells its products through a direct sales force, systems integrators, distributors and original equipment manufacturers.

The Company has eleven wholly-owned subsidiaries in Brazil, France, Hong Kong, Singapore, Nigeria, India, Mexico, the Philippines, the United Kingdom, Australia and the United States. The subsidiaries provide marketing, distribution, sales and technical support to the Company’s customers worldwide.

As to principal markets and major customers, see Note 11.

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES

a.	Basis of presentation:

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the U.S. (“U.S. GAAP”).

b.	Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

c.	Financial statements in U.S. dollars:

A majority of the revenues of the Company and certain of its subsidiaries are generated in U.S. dollars (“dollars”). In addition, a substantial portion of the Company’s and certain of its subsidiaries’ costs is incurred in dollars. Since management believes that the dollar is the currency of the primary economic environment in which the Company and its subsidiaries operate, the dollar is its functional and reporting currency. Accordingly, amounts in currencies other than U.S dollars have been remeasured in accordance with Statement 52 of the Financial Accounting Standards Board (“FASB”), “Foreign Currency Translation” as follows:

Monetary balances – at the exchange rate in effect on the balance sheet date.

Costs – at the exchange rates in effect as of the date of recognition of the transaction.

All exchange gains and losses from the remeasurement mentioned above are reflected in the statement of operations in financial income, net.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Management considers the non-U.S. subsidiaries to be a direct, integral extension of the parent company’s operations. Accordingly, the functional currency of these subsidiaries is the dollar.

d.	Principles of consolidation:

The consolidated financial statements include the accounts of the Company and its subsidiaries (“the Group”). Intercompany balances and transactions including profits from intercompany sales not yet realized outside the Group, have been eliminated upon consolidation.

e.	Cash equivalents:

Cash equivalents include short-term, highly liquid investments that are readily convertible to cash with original maturities of three months or less.

f.	Short-term and long-term bank deposits:

Short-term bank deposits are deposits with maturities of more than three months and up to one year. The short-term bank deposits are in U.S. dollars and bear interest at an average rate of 3.24%. The short-term bank deposits are presented at their cost, including accrued interest.

Long-term bank deposits are deposits with maturities of more than one year. The long-term deposits are in U.S. dollars and bear interest at an average rate of 3.90%. The long-term bank deposits are presented at their cost, including accrued interest.

g.	Marketable securities:

TheCompany accounts for investments in marketable securities in accordance with SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities”(“SFAS 115”).

Management determines the appropriate classification of its investments in marketable debt securities at the time of purchase and reevaluates such determinations at each balance sheet date. Marketable securities are classified as held-to-maturity as the Company has the positive intent and ability to hold the securities to maturity. Such marketable securities are stated at amortized cost plus accrued interest.

During the years ended December 31, 2007 and 2008, all securities were accounted for in accordance with SFAS 115 and were designated by the Company’s management as held-to-maturity.

Amortization of premium and accretion of discounts, as well as interest, are included in financial income, net.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company periodically reviews its marketable securities for impairment. If the Company concludes that any of these investments are impaired, the Company determines whether such impairment is “other-than-temporary” as defined under the FASB Staff Position (FSP) 115-1 “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments”. Factors considered to make such a determination include intent and ability to hold the investment for a period of time sufficient for any anticipated recovery in market value, the length of time and extent to which the fair value has been less than its cost basis, the credit ratings of the securities, the nature of underlying collateral as applicable and the financial condition and near-term prospects of the issuer. If any impairment is considered “other-than-temporary,” The Company will write down the asset to its fair value and take a corresponding charge to the consolidated statements of operations. During 2006, 2007 and 2008 no other-than-temporary impairments were identified.

h.	Inventories:

Inventories are stated at the lower of cost or market value. Inventory provisions are provided to cover risks arising from excess and slow-moving items, technological obsolescence.

Cost is determined for all types of inventory using the moving average cost method plus indirect costs.

i.	Property and equipment:

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets, at the following annual rates:

%

Computers, manufacturing and peripheral equipment	15 - 33
Office furniture and equipment	7
Leasehold improvements	Over the shorter of the term of
the lease or useful life of the asset

j.	Impairment of long-lived assets:

The Company’s and its subsidiaries’ long-lived assets are reviewed for impairment in accordance with Statement of Financial Accounting Standard No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS 144”), whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the asset. If an asset is considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds its fair value. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. During 2006, 2007 and 2008, no impairment losses have been identified.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

k.	Income taxes:

The Company and its subsidiaries account for income taxes in accordance with Statement of Financial Accounting Standard No. 109, “Accounting for Income Taxes” (“SFAS No. 109”). This Statement prescribes the use of the liability method whereby deferred tax asset and liability account balances are determined based on differences between the financial reporting and tax bases of assets and liabilities and for carryforward losses deferred taxes are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company and its subsidiaries provide a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value if it is more likely than not that some portion or all of the deferred tax asset will not be realized.

On January 1, 2007, the Company adopted FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109” (FIN 48). FIN 48 contains a two-step approach to recognizing and measuring uncertain tax positions accounted for in accordance with SFAS No. 109. The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement. The Company elected to classify interest expenses and penalties recognized in the financial statements as income taxes. For the years 2007 and 2008 no penalties were recognized.

l.	Revenue recognition:

The Company and its subsidiaries generate revenues from selling products to end users, distributors, system integrators and original equipment manufacturers (“OEM”).

Revenues from product sales are recognized in accordance with SEC Staff Accounting Bulletin (“SAB”) No. 104, “Revenue Recognition” (“SAB 104”), when delivery has occurred, persuasive evidence of an arrangement exists, the vendor’s fee is fixed or determinable, no future obligation exists and collectibility is probable.

The Company generally does not grant a right of return to its customers. When a right of return exists, the Company creates a provision for returns according to SFAS 48, “Revenue Recognition When Right of Return Exists”.

When sale arrangements include a customer acceptance provision, revenue is recognized when the Company has demonstrated that the criteria specified in the acceptance provision have been satisfied.

Revenue from certain arrangements includes multiple elements which are the sale of products and post delivery installation services that are not essential to the functionality of the equipment. The Company’s accounting policy complies with the requirements set forth in Emerging Issues Task Force (“EITF”) Issue No. 00-21, “Revenue Arrangements with Multiple Deliverables” (“EITF 00-21”), relating to the separation of multiple deliverables into individual accounting units and revenue from such deliverables is recognized under SAB 104.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In arrangements which include multiple elements, the Company considers the sale of equipment and its installation to be two separate units of accounting in the arrangement, since the installation is not essential to the functionality of the equipment, the equipment has value to the customer on a standalone basis, and fair value of the installation services exists. In such arrangement, revenues from the sale of equipments are recognized upon delivery, if all other revenue recognition criteria are met and the Company defers the fair value of the installation service (but not less than the amount contingent upon completion of installation, if any) to the period in which such installation occurs.

To assess the probability of collection for revenue recognition purposes, the Company analyzes historical collection experience, current economic trends and the financial position of its customers. On the basis of these criteria, the Company decides whether revenue recognition should be deferred and recognized on a cash basis.

The Company also applies Emerging Issues Task Force (“EITF”) 99-19, “Reporting Revenues Gross as a Principal versus Net as an Agent” (“EITF 99-19”), regarding arrangements where the Company also provides third party equipment and reports revenues gross as a principal.

Deferred revenues include amounts received from customers for which revenue has not been recognized.

m.	Research and development costs:

Research and development costs, net of grants received, are charged to the statement of operations as incurred.

n.	Royalty-bearing grants:

Royalty-bearing grants from the Government of Israel for funding approved research and development projects are recognized at the time the Company was entitled to such grants, on the basis of the costs incurred and included as a reduction in research and development costs. Such grants were recorded as a reduction in research and development costs since when received it was not probable that the grants will be repaid (see also Notes 7 and 8a).

o.	Derivative instruments:

The Company has instituted a foreign currency cash flow hedging program using foreign currency forward and option contracts (“derivative instruments”) in order to hedge the exposure to variability in expected future cash flows resulting from changes in related foreign currency exchange rates. These transactions are designated as cash flow hedges, as defined by SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS 133”).

SFAS 133 requires companies to recognize all of their derivative instruments as either assets or liabilities in the statement of financial position at fair value. The Company measured the fair value of the contracts in accordance with SFAS 157, “Fair Value Measurements” (SFAS 157) at level 2 (see also Note 2t). The accounting for changes in the fair value (i.e., gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and further, on the type of hedging relationship.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

For those derivative instruments that are designated and qualify as hedging instruments, a company must designate the hedging instrument, based upon the exposure being hedged, as a fair value hedge, cash flow hedge or a hedge of a net investment in a foreign operation.

For derivative instruments that are designated and qualify as a cash flow hedge (i.e., hedging the exposure to variability in expected future cash flows that is attributable to a particular risk), the effective portion of the gain or loss on the derivative instrument is reported as a component of other comprehensive income (loss), net of taxes and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. The effective portion of the derivative’s change in fair value is recognized in earnings.

The Company’s cash flow hedging strategy is to hedge against the risk of overall changes in cash flows resulting from forecasted foreign currency salary payments during the year. The Company hedges portions of its forecasted expenses denominated in NIS with forward exchange contracts and options. These forward exchange contracts and options are designated as cash flow hedges, as defined by SFAS No. 133 and Derivative Implementation Group No. G20, “Cash Flow Hedges: Assessing and Measuring the Effectiveness of a Purchased option Used in a Cash Flow Hedge” (“DIG 20”) and are all effective.

Fair value hedging strategy – The Company enters into forward exchange contracts to hedge a portion of its certain monetary items in the balance sheet, such as trade receivables and trade payables denominated in foreign currencies for a period of up to three months. The purpose of the Company’s foreign currency hedging activities is to protect the fair value due to foreign exchange rates.

The Company recognized net gain from derivative instruments of $ 188, $ 840 and $ 1,440 during the years ended December 31, 2006, 2007 and 2008, respectively. The amounts of $ 264, $ 375 and $ 779 were offset against operating expenses during the years ended December 31, 2006, 2007 and 2008, respectively, and amounts of $ (76), $ 465 and $ 661 were included in financial income , net during the years ended December 31, 2006, 2007 and 2008, respectively.

The balance in accumulated other comprehensive income related to derivative instruments as of December 31, 2008 is expected to be recognized in the statement of operations over the next twelve months.

p.	Concentrations of credit risk:

Financial instruments that potentially subject the Company and its subsidiaries to concentrations of credit risk consist principally of cash and cash equivalents, short-term and long-term bank deposits, marketable securities and trade receivables.

The majority of the Company’s cash and cash equivalents and short-term and long-term bank deposits are invested in U.S. dollar instruments with major banks worldwide. Such cash and cash equivalents and deposits in the United States may be in excess of insured limits and are not insured in other jurisdictions. Generally, these cash and cash equivalents and deposits may be redeemed upon demand and, therefore, bear minimal risk.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company’s marketable securities include securities issued by U.S government and agencies and debentures of corporations. The Company’s investment policy, approved by the Investment Committee, limits the amount the Company may invest in any one type of investment or issuer, thereby reducing credit risk concentrations.

The Company’s trade receivables are derived from sales to customers located in North America, Europe, the Middle East, Africa, Asia-Pacific and Latin America. The Company and its subsidiaries generally do not require collateral; however, in certain circumstances, the Company and its subsidiaries may require letters of credit, additional guarantees or advance payments. The Company and its subsidiaries perform ongoing credit evaluations of their customers and insure certain trade receivables under credit insurance policies. An allowance for doubtful accounts is determined with respect to a general reserve and specific receivables, of which the collection may be doubtful. The Company charges off receivables when they are deemed uncollectible.

Changes in the Company’s allowance for doubtful accounts are as follows:

Allowance for doubtful Accounts

Balance as of January 1, 2006	$518
Provision	457
Write-off	(133)

Balance as of December 31, 2006	842
Provision	437

Balance as of December 31, 2007	1,279
Provision	1,238

Balance as of December 31, 2008	$2,517

q.	Transfers of Financial Assets

During the year ended December 31, 2008 the Company entered into a transaction for the sale of a letter of credit received from a customer of the Company to a foreign financial institution (control and risk were fully transferred) in a total amount of $ 2,795 and accounted for those transactions according to SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities” (“SFAS 140”).

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

r.	Accounting for stock-based compensation:

On January 1, 2006, the Company adopted SFAS No. 123 (revised 2004), “Share-Based Payment” (“SFAS No. 123(R)”) which requires the measurement and recognition of compensation expense based on estimated fair values for all share-based payment awards made to employees and directors. SFAS No. 123(R) supersedes Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB No. 25”), for periods beginning in fiscal year 2006. In March 2005, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 107 (“SAB 107”) relating to SFAS No. 123(R). The Company has applied the provisions of SAB 107 in its adoption of SFAS No. 123(R).

Effective January 1, 2006, the Company adopted SFAS No. 123(R) using the modified prospective transition method. Under that transition method, compensation cost recognized in the years ended December 31, 2006, 2007 and 2008, includes: (a) compensation cost for all share-based payments granted prior to, but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS No. 123, and (b) compensation cost for all share-based payments granted subsequent to January 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of SFAS No. 123(R). Results for prior periods have not been restated, in accordance with the modified prospective transition method.

SFAS No. 123(R) requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in the Company’s consolidated statements of operations.

The Company estimates the fair value of stock options granted under SFAS No. 123R using the binomial model with the following weighted-average assumptions for 2006, 2007 and 2008:

	December 31,
	2006	2007	2008

Dividend yield	0	0	0
Volatility	35.07%-53.19%	35.97%-62.75%	50%-79%
Risk free interest	4.28%-5.41%	2.77%-5.20%	0.37%-5.17%
Early exercise multiple	2.36-3.10	2.36-3.10	2.05-3.10

Risk-free interest rates are based on the yield from U.S. Treasury zero-coupon bonds with a term equivalent to the contractual life of the options; volatility of price of the Company’s shares based upon actual historical stock price movements. Early exercise multiple is based on actual historical exercise activity. The expected term of the options granted is derived from output of the option valuation model and represents the period of time that options granted are expected to be outstanding.

The Company recognizes compensation expense using the accelerated method for all awards ultimately expected to vest. Estimated forfeitures are based on historical pre-vesting forfeitures and on management’s estimates. SFAS 123(R) requires forfeitures to be estimated and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

s.	Severance pay:

The Company’s severance pay liability for its Israeli employees is calculated pursuant to Israel’s Severance Pay Law based on the most recent salary of the employees multiplied by the number of years of employment, as of the balance sheet date. Employees are entitled to one month’s salary for each year of employment or a portion thereof. The Company’s liability for all of its employees in Israel is fully covered by monthly deposits with pension funds, insurance policies and an accrual. The value of the funds deposited into pension funds and insurance policies is recorded as an asset – severance pay fund – in the Company’s balance sheet.

The severance pay fund includes the deposited funds and accumulated adjustments to the Israeli Consumer Price Index up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israel’s Severance Pay Law or labor agreements. The value of the deposited funds in insurance policies, is based on the cash surrendered value of these policies, and includes profits / losses.

Severance expense for the years ended December 31, 2006, 2007 and 2008, amounted to approximately $ 1,281, $ 1,168 and $ 1,760, respectively.

t.	Fair value of financial instruments:

The following methods and assumptions were used by the Company and its subsidiaries in estimating their fair value disclosures for financial instruments:

The carrying amounts of cash and cash equivalents, short-term bank deposits, trade receivables, other accounts receivable, trade payables and other accounts payable approximate their fair values due to the short-term maturities of such instruments.

The fair value of the Company’s long-term bank deposits is estimated by discounting the future cash flows using the current interest rates for long-term bank deposit of similar terms and maturities. The carrying amount of the long-term bank deposit does not significantly differ from its fair value.

The fair value of marketable securities is based on quoted market prices.

Effective January 1, 2008, the Company adopted SFAS 157, “Fair Value Measurements” and, effective October 10, 2008, adopted FSP No. SFAS 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active”, except as it applies to the nonfinancial assets and nonfinancial liabilities subject to FSP 157-2. SFAS 157 clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability. As a basis for considering such assumptions, SFAS 157 establishes a three-tier value hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Level 1 –	Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 –	Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 –	Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

u.	Comprehensive income (loss):

The Company accounts for comprehensive income (loss) in accordance with SFAS No. 130, “Reporting Comprehensive Income”. This statement establishes standards for the reporting and display of comprehensive income (loss) and its components in a full set of general purpose financial statements. Comprehensive income (loss) generally represents all changes in stockholders’ equity during the period except those resulting from investments by, or distributions to, stockholders. The Company determined that its items of other comprehensive income (loss) relates to gain and loss on hedging derivative instruments.

v.	Warranty costs:

The Company generally offers a standard limited warranty, including parts and labor for periods of 12 to 36 months for its products. The Company estimates the costs that may be incurred under its basic limited warranty and records a liability in the amount of such costs at the time product revenue is recognized. Factors that affect the Company’s warranty liability include the number of installed units, historical and anticipated rates of warranty claims, and cost per claim. The Company periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary. Warranty expenses (income) for the years ended December 31, 2006, 2007 and 2008 were approximately $ 352, $ 530 and $ (507), respectively.

w.	Basic and diluted net earnings (loss) per share:

Basic net earnings (loss) per share is computed based on the weighted average number of Ordinary shares outstanding during each year. Diluted net earnings (loss) per share is computed based on the weighted average number of Ordinary shares outstanding during each year, plus dilutive potential Ordinary shares considered outstanding during the year, in accordance with Statement of Financial Accounting Standard No. 128, “Earnings Per Share”(“SFAS 128”).

The total weighted average number of shares related to the outstanding options excluded from the calculations of diluted net earnings (loss) per share due to their anti-dilutive effect was 3,364,631, 345,014 and 1,213,564 for the years ended December 31, 2006, 2007 and 2008, respectively.

x.	Treasury shares

The Company repurchases its Ordinary shares on the open-market and holds such shares as Treasury shares. The Company presents the cost of repurchased treasury shares as a reduction of shareholders’ equity.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

y.	Reclassification:

Certain prior period amounts have been reclassified to conform to the current year’s presentation.

z.	Impact of recently issued Accounting Standards:

In December 2007, the FASB issued SFAS No. 141 (Revised) “Business Combinations”. SFAS 141 (Revised) replaces SFAS 141 “Business Combination” and establishes principles and requirements for how the acquirer of a business recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree. The statement also provides guidance for recognizing and measuring the goodwill acquired in the business combination and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. The guidance will become effective for the fiscal year beginning after December 15, 2008. The Company does not expect that SFAS 141 (Revised) will have any impact on the Company’s historical financial statements upon adoption.

In December 2007, the FASB issued SFAS 160, Noncontrolling Interests in Consolidated Financial Statements. SFAS 160 amends Accounting Research Bulletin 51, Consolidated Financial Statements, to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. It also clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. SFAS 160 also changes the way the consolidated income statement is presented by requiring consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interest. It also requires disclosure, on the face of the consolidated statement of income, of the amounts of consolidated net income attributable to the parent and to the noncontrolling interest. SFAS 160 requires that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated and requires expanded disclosures in the consolidated financial statements that clearly identify and distinguish between the interests of the parent owners and the interests of the noncontrolling owners of a subsidiary. SFAS 160 is effective for fiscal periods, and interim periods within those fiscal years, beginning on or after December 15, 2008. The Company does not expect that SFAS 160 will have any impact on the Company’s historical financial statements upon adoption.

In February 2008, the FASB issued FSP No. FAS 140-3, “Accounting for Transfers of Financial Assets and Repurchase Financing Transactions” (“FSP 140-3”).FSP 140-3 concludes that a transferor and transferee should not separately account for a transfer of a financial asset and a related repurchase financing unless (a) the two transactions have a valid and distinct business or economic purpose for being entered into separately and (b) the repurchase financing does not result in the initial transferor regaining control over the financial asset. FSP 140-3 is effective for financial statements issued for fiscal years beginning on or after November 15, 2008, and interim periods within those fiscal years. The adoption of FSP 140-3 is not expected to have a material effect on the Company’s results of operations or financial position.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In February 2008, the FASB issued FSP No. FAS 157-1, “Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13", and FSP No. FAS 157-2, “Effective Date of FASB Statement No. 157". Collectively, the Staff Positions defer the effective date of Statement 157 to fiscal years beginning after November 15, 2008 for nonfinancial assets and nonfinancial liabilities except for items that are recognized or disclosed at fair value on a recurring basis at least annually, and amend the scope of Statement 157.

In March 2008, the FASB issued Statement 161 “Disclosures about Derivative Instruments and Hedging Activities” (“SFAS 161”) an amendment to FASB No. 133. This statement changes the disclosure requirements for derivative instruments and hedging activities. Entities are required to provide enhanced disclosures about (a) how and why and entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under Statement 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. This statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. Early application is encouraged. The Company does not expect the adoption of SFAS 161 to have a material impact on its financial statements.

In May 2008, the FASB issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles”. SFAS 162 identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles in the United States. SFAS 162 became effective on November 2008. The adoption of this statement is not expected to have a material effect on the Company’s financial statements.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 3:	–	MARKETABLE SECURITIES

The following is a summary of held-to-maturity securities:

	December 31,
	2007				2008
	Amortized Cost	Gross unrealized gains	Gross unrealized losses	Fair market value	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair market value

Held-to-maturity:

U.S. government and agencies debts	$1,999	$4	$-	$2,003	$10,152	$23	$-	$10,175
Corporate debentures	23,065	-	(426)	22,639	16,137	-	(429)	15,708

	$25,064	$4	$(426)	$24,642	$26,289	$23	$(429)	$25,883

The unrealized losses and gains in the Company’s investments in held-to-maturity marketable securities were mainly caused by interest rate changes. The contractual cash flows of these investments are either guaranteed by the U.S. government or an agency of the U.S. government or were issued by highly rated corporations and other governments. Accordingly, it is expected that the securities would not be settled at a price less than the amortized cost of the Company’s investment.

Based on the ability and intent of the Company to hold these investments until maturity, the bonds were not considered to be other than temporarily impaired at December 31, 2008.

Out of the unrealized losses as of December 31, 2007 and 2008, $ 88 and $ 149 respectively, of losses are outstanding over 12 month period. The fair value of these marketable securities which bear losses over 12 twelve month period is $ 3,613 and $ 8,490, respectively.

Aggregate maturities of held-to-maturity securities for years subsequent to December 31, 2008 are:

	Amortized cost	Fair market value

Held-to-maturity:

2009 (short-term marketable securities)	$2,187	$1,715
2010	13,341	13,233
2011	10,761	10,935

	$26,289	$25,883

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 4:	–	OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,
	2007	2008

Government authorities	$2,273	$3,101
Prepaid expenses	4,447	6,863
Receivables related to unrecognized sold inventory	3,353	682
Other	815	862

	$10,888	$11,508

NOTE 5:	–	INVENTORIES

	December 31,
	2007	2008

Raw materials	$3,872	$6,453
Work in progress	4,712	1,290
Finished products	28,179	32,370

	$36,763	$40,113

Finished products include products shipped to customers for which revenues were not recognized during the year. Such products amounted to $ 10,254 and $ 15,537 at December 31, 2007 and 2008, respectively.

During 2006, 2007 and 2008, the Company recorded inventory write-offs for excess inventory and a provision for slow moving inventory in a total amount of $ 716, $ 2,353 and $ 3,119, respectively.

NOTE 6:	–	PROPERTY AND EQUIPMENT, NET

	December 31,
	2007	2008

Cost:
Computers, manufacturing and peripheral equipment	$12,512	$18,791
Office furniture and equipment	1,345	1,386
Leasehold improvements	661	792

	14,518	20,969

Accumulated depreciation:
Computers, manufacturing and peripheral equipment	8,674	10,534
Office furniture and equipment	943	994
Leasehold improvements	454	550

	10,071	12,078

Depreciated cost	$4,447	$8,891

Depreciation expenses for the years ended December 31, 2006, 2007 and 2008 were $ 1,194, $ 1,342 and $ 2,070, respectively.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 7:	–	OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

	December 31,
	2007	2008

Employees and payroll accruals	$7,040	$6,135
Accrued expenses	555	468
Royalties to Government authorities (Note 8a)	4,341	-
Provision for warranty costs	1,665	1,158
Other	166	280

	$13,767	$8,041

NOTE 8:	–	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Royalties to the Office of the Chief Scientist:

The Company participated in programs sponsored by the Israeli Government for the support of research and development activities. Through December 31, 2006, the Company had obtained grants from the Office of the Chief Scientist of the Israeli Ministry of Industry, Trade and Labor (“the OCS”) aggregating to $ 18,542 for certain of the Company’s research and development projects. The Company was obligated to pay royalties to the OCS, amounting to 3%-3.5% of the sales of the products and other related revenues generated from such projects, equal to 100% of the grants received, linked to the U.S. dollar and for grants received after January 1, 1999 also bearing interest at the rate of LIBOR. The obligation to pay these royalties was contingent on actual sales of the products and in the absence of such sales, no payment is required.

In December 2006, the Company entered into an agreement with the OCS to conclude its research and development grant programs sponsored by the OCS. Under the agreement and as of December 31, 2006, the Company was obligated to repay the OCS approximately $ 11,887. The payment was agreed to be made in six semiannual installments commencing 2007 through 2009. The outstanding obligation was linked to the change in Israel’s Consumer Price Index and bore interest. In addition, the Company was required to continue reporting to the OCS regarding its sales each quarter until the obligation is fully paid.

During the second quarter of 2008 an amount of approximately $ 7,360 was paid to the OCS to retire the remaining outstanding debt from the arrangement reached with the OCS in December 2006.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 8:	–	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

b.	Lease commitments:

The Company and its subsidiaries lease their facilities and motor vehicles under various operating lease agreements that expire on various dates. Aggregate minimum rental commitments under non-cancelable leases at December 31, 2008, are as follows:

Year ended December 31,	Facilities	Motor vehicles	Total

2009	$1,812	$1,017	$2,829
2010	1,646	902	2,548
2011	444	736	1,180
2012	424	372	796
2013	245	-	245
2014 and thereafter	276	-	276

	$4,847	$3,027	$7,874

Expenses for lease of facilities for the years ended December 31, 2006, 2007 and 2008 were approximately $ 1,115, $ 1,166 and $ 1,928, respectively (see also Note 13).

Expenses for the lease of motor vehicles for the years ended December 31, 2006, 2007 and 2008 were approximately $ 781, $ 905 and $ 1,042, respectively.

c.	Charges and guarantees:

As of December 31, 2008, the Company provided bank guarantees in an aggregate amount of $ 7,121 with respect to tender offer guarantees and performance guarantees to its customers.

d.	Potential claim:

1.	NEC Corporation, or NEC, has asserted that the Company has been using its intellectual property in certain of the Company’s products. The Company entered into discussions with NEC with respect to NEC’s allegation. On August 8, 2007, in the framework of this discussion, the Company made a settlement offer to NEC in order to fully resolve NEC’s allegations. This settlement offer included a lump sum payment of $ 450 and certain cross-licensing arrangements in consideration for a release of any potential claim of infringement relating to NEC’s allegations. The Company believes that it does not infringe any valid claim of NEC patents at issue, and if any of these patents were to be tried, a competent judge or jury would not find the Company liable to NEC for patent infringement damages. However, in the light of the Company’s offer made to NEC a provision of $ 450 is included in the consolidated financial statements as of December 31, 2008.

2.	In December 2008, the Company received a claim from a certain company stating that in its opinion the Company requires a license to one of its patents. The Company, based on available information, believes it does not infringe the patent at issue. However, the Company is not able to estimate the outcome of such claim. Accordingly, no provision was accrued in the financial statements as of December 31, 2008.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 9:	–	SHAREHOLDERS’ EQUITY

The Ordinary shares of the Company are traded on Nasdaq Global Market and on the Tel Aviv Stock Exchange, under the symbol “CRNT”.

a.	General:

The ordinary shares entitle their holders to receive notice to participate and vote in general meetings of the Company, the right to share in distributions upon liquidation of the Company, and to receive dividends, if declared.

b.	Issuance of shares:

In November 2007, the Company issued 6,990,000 ordinary shares in a follow-on equity offering on Nasdaq Global Market. The offering included 6,000,000 ordinary shares issued to public at price of $ 13.5 per share and additional 990,000 ordinary shares issued to the underwriters. Total proceeds net of issuance costs of approximately $ 6,101, were $ 88,264.

c.	Stock options plans:

1.	Under the Company’s 1996 key Employee Share Incentive Plan, the 1997 Affiliate Employees Stock Option Plan (“the Plans”), and the 2003 Share Option Plan (“the 2003 Plan”), options may be granted to officers, directors, employees and consultants of the Company or its subsidiaries. The options vest primarily over one to five years. The options expire ten years from the date of grant.

In light of the adoption of the 2003 Plan, the Company ceased granting options under the 1996 Key Employee Share Incentive Plan as of December 31, 2002 and under the 1997 Affiliate Employee Share Option Plan as of February 2003 although options granted under the 1996 Key Employee Share Incentive Plan or 1997 Affiliate Share Option Plan before such dates are still valid, subject to the respective Plans.

2.	Upon adoption of its share option plans, the Company reserved for issuance 14,273,188 ordinary shares in accordance with the respective terms thereof. As of December 31, 2008, the Company still has 188,482 Ordinary shares available for future grant under the plans. Any options, which are canceled or forfeited before the expiration date, become available for future grants.

3.	During 2008, the Company’s board of directors approved a stock option exchange program for certain share options that were granted during 2007 and 2008 until the date of the exchange program (“the Options”). Under the exchange program, the Company offered its employees the opportunity to exchange the Options, with new options to be granted to them on the date of the exchange. These new options would have a new exercise price which would be equal to the closing price of the Company’s Ordinary shares on the NASDAQ Global Market on the date the new options were granted. As a result of the exchange, on November 6, 2008, 391,000 options with an exercise price ranging between $ 7 to 17 per share were cancelled and 391,000 options with an exercise price of $ 5.65 per share were granted. According to the program, those new options will vest over a period of 4 years commencing the date of the exchange.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 9:	–	SHAREHOLDERS’ EQUITY (Cont.)

The Company accounted for the exchange of options under the provisions of SFAS 123(R) which indicates that a modification to the terms of an award should be treated as an exchange of the original award for a new award with total compensation cost equal to the grant-date fair value of the original award plus the incremental value of the modification to the award. Under Statement 123(R), the calculation of the incremental value is based on the excess of the fair value of the new (modified) award based on current circumstances over the fair value of the original option measured immediately before its terms are modified based on current circumstances. As a result of the modification, the Company will record additional expense in the amount of $ 275 to be recognized over new requisite service period ending 2012. In the year ended on December 31, 2008, the Company recorded an additional expense of $ 25 with respect to this exchange. The remaining compensation expense of the original awards shall be expense over the new vesting period of 4 years.

4.	The following is a summary of the Company’s stock options granted among the various plans:

	Year ended December 31, 2008
	Number of options	Weighted average exercise price		Weighted average remaining contractual term (in years)	Aggregate intrinsic value

Outstanding at beginning of year	4,623,722	$5.12	*)
Granted	1,061,500	$6.91
Exercised	(168,308)	$4.13
Forfeited	(124,413)	$7.93

Outstanding at end of the year	5,392,501	$5.44		6.73	$2,855

Options exercisable at end of the year	3,148,211	$4.93		5.30	$2,538

Vested and expected to vest	5,082,180	$5.40		6.73	$2,818

*) 304,000 options from beginning of year balance were repriced.

The Company’s options are generally granted at exercise prices which are equal to the market value of the Ordinary shares at the grant date. The weighted average grant date fair values of the options granted during 2006, 2007 and 2008 were $ 1.31, $ 4.02 and $ 4.12 respectively.

The aggregate intrinsic value in the table above represents the total intrinsic value (the difference between the Company’s closing stock price on the last trading day of fiscal 2008 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on December 31, 2008. This amount is impacted by the changes, in the fair market value of the Company’s shares. Total intrinsic value of options exercised during the years ended December 31, 2007 and 2008 were $ 14,910 and $ 693, respectively. As of December 31, 2008, there was $ 4,068 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the Company’s stock option plans. That cost is expected to be recognized over a weighted-average period of one year.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 9:	–	SHAREHOLDERS’ EQUITY (Cont.)

The total equity-based compensation expense related to all of the Company’s equity-based awards, recognized for the years ended December 31, 2006, 2007 and 2008, was comprised as follows:

	Year ended December 31,
	2006	2007	2008

Cost of revenues	$164	$126	$257
Research and development, net	310	293	586
Selling and marketing	471	748	1,007
General and administrative	767	591	707

Total stock-based compensation expenses	$1,712	$1,758	$2,557

d.	Treasury shares:

In October 2008, the Company initiated a share repurchase program, under which, the Company is authorized to purchase its outstanding Ordinary shares up to aggregate value of $20,000. The purchases may be performed in the open market or in negotiated or block transactions, all subject to regulatory requirements. As of December 31, 2008, the Company had purchased 1,499,803 of its outstanding Ordinary shares, at a weighted average price per share of $5.28, for the total consideration of approximately $7,923.

e.	Dividends:

In the event that cash dividends are declared in the future, such dividends will be paid in NIS or in foreign currency subject to any statutory limitations. The Company does not intend to pay cash dividends in the foreseeable future.

NOTE 10:	–	TAXES ON INCOME

a.	Tax benefits under the Law for the Encouragement of Industry (Taxes), 1969:

The Company currently qualifies as an “industrial company” under the above law and, as such, is entitled to certain tax benefits, mainly accelerated depreciation of machinery and equipment, and the right to claim public issuance expenses over three years, as a deduction for tax purposes.

b.	Reduction in Israeli tax rates:

On July 25, 2005, the Israeli Parliament passed the Law for the Amendment of the Income Tax Ordinance (No.147 and Temporary Order), 2005 (the “Amendment”).

Inter alia, the Amendment provides for a gradual reduction in the statutory corporate tax rate in the following manner: 2008 – 27%, 2009 – 26% and 2010 and thereafter – 25%. Furthermore, from 2010, upon reduction of the corporate tax rate to 25%, real capital gains will be subject to tax of 25%.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 10:	–	TAXES ON INCOME (Cont.)

c.	Measurement of taxable income:

The Company has elected to file its tax return under the Israeli Income Tax Regulations 1986 (Principles Regarding the Management of Books of Account of Foreign Invested Companies and Certain Partnerships and the Determination of Their Taxable Income). Accordingly, results of operation in Israel are measured in terms of earnings in U.S. dollar.

d.	Tax benefits under the Law for the Encouragement of Capital Investments, 1959 (“the Capital Investment Law”):

The Company’s production facilities have been granted an “Approved Enterprise”status under the Capital Investments Law currently under three separate investment programs. Pursuant to the Capital Investments Law, the Company has elected the “alternative benefits” track and has waived Government grants in return for a tax exemption.

The Company is also a “foreign investors’ company”, as defined by the Capital Investments Law, and, as such, is entitled to a 10-year period of benefits and may be entitled to reduced tax rates of between 10% to 25% (depending on the percentage of foreign ownership in each tax year).

On April 1, 2005, an amendment to the Capital Investments Law came into effect (the “CIL Amendment”) and has significantly changed the provisions of the Capital Investments Law. The CIL Amendment limits the scope of enterprises which may be approved by the Investment Center by setting criteria for the approval of a facility as a Beneficiary Enterprise, such as provisions generally requiring that at least 25% of the Beneficiary Enterprise’s income will be derived from export. Additionally, the CIL Amendment enacted major changes in the manner in which tax benefits are awarded under the Capital Investments Law so that companies no longer require Investment Center approval in order to qualify for tax benefits. However, the Capital Investments Law provides that terms and benefits included in any letter of approval already granted will remain subject to the provisions of the law as they were on the date of such approval. Therefore, the Company’s existing Approved Enterprises will generally not be subject to the provisions of the Amendment.

The Company has three capital investment programs that have been granted Approved Enterprise status, under the Capital Investments Law (The “Approved Programs”) and a fourth program under Beneficiary Enterprise status pursuant to the CIL Amendment (The “Beneficiary Program”). Pursuant to the Beneficiary and Approved programs, the Company is entitled to a tax benefit period of seven to ten years on income derived from these programs, as follows: a full income tax exemption for the first two years and a reduced income tax rate of 10% to 25% for the remaining benefit period. The benefit period commences in the first year the Company reports taxable income after utilization of all net operating losses. The period of benefits for all these investment programs has not yet commenced, since the Company has not yet reported taxable income.

The period of tax benefits, detailed above (except for the first two years in which the Company is tax exempt), is subject to a limit of 12 years from the commencement of production, or 14 years from the approval date, whichever is earlier.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 10:	–	TAXES ON INCOME (Cont.)

The entitlement to the above benefits is subject to the Company’s fulfilling the conditions stipulated by the Encouragement of Investments Law, regulations published thereunder and the letters of approval for the specific investments in “Approved Enterprises”. In the event of failure to comply with these conditions, the benefits may be cancelled and the Company may be required to refund the amount of the benefits, in whole or in part, linked to the CPI and including interest.

In the event of a distribution of such tax-exempt income including, among other things, a cash dividend, the Company will be required to pay tax at the rate of 10% to 25% on the gross amount of the dividend distributed. In addition, these dividends will be subject to a 15% withholding tax.

As a result of the CIL Amendment, among others, tax-exempt income generated under the provisions of the new law, will subject the Company to taxes upon distribution or liquidation and the Company may be required to record a deferred tax liability with respect to such tax-exempt income.

The Company’s Board of Directors has determined that it will not distribute any amounts of its undistributed tax-exempt income as dividend. The Company intends to reinvest its tax-exempt income and not to distribute such income as a dividend. Accordingly, no deferred income taxes have been provided on income attributable to the Company’s “Approved Programs” or “Beneficiary Program” as the undistributed tax-exempt income is essentially permanent in duration.

As of December 31, 2008, the Company did not generate income under the provisions of the Capital Investment Law and the CIL Amendment.

The Capital Investments Law also grants entitlement to claim accelerated depreciation on equipment used by the “Approved Enterprise” or the “Beneficiary Enterprise” during the first five tax years during which the equipment is used.

Income from sources other than the “Approved Enterprise” and “Beneficiary Enterprise” during the benefit period will be subject to the tax at the regular tax rate.

e.	The income tax expense (benefit) for the years ended December 31, 2006, 2007 and 2008 consisted of the following:

	Year ended December 31,
	2006	2007	2008

Current	$-	$-	$519
Deferred	-	-	(11,353)

	$-	$-	$(10,834)

Domestic (Israel)	$-	$-	$(11,212)
Foreign	-	-	378

	$-	$-	$(10,834)

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 10:	–	TAXES ON INCOME (Cont.)

f.	Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets and liabilities are as follows:

	December 31,
	2007	2008

Deferred tax assets:
Net operating loss carry forward *)	$20,705	$15,694
Temporary differences relating to reserve and allowances	6,207	6,837

Net deferred tax asset before valuation allowance	26,912	22,531
Valuation allowance	(26,912)	(10,442)

Total net deferred tax asset	$-	$12,089

*)	Including deferred taxes on losses for Israeli income tax purposes for 2007 and 2008, derived from the exercise of employee stock options in the amount of $6,246 and $843, respectively. The benefit derived from the exercise of employee stock options was not recorded through additional paid-in capital as required under FAS 123(R) since a valuation allowance was provided in this respect. As a result, there is no impact on the Company’s shareholders’ equity and on the deferred taxes for each of the years presented.

In assessing the realization of deferred tax assets, management considers whether it is more likely than not that all or some portion of the deferred tax assets will not be realized. The ultimate realization of the deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences are deductible and net operating losses are utilized. Based on consideration of these factors, the Company recorded a valuation allowance amounting $26,912 and $ 10,442 at December 31, 2007 and 2008, respectively.

g.	Net operating loss carryforward:

The Company has accumulated losses for Israeli income tax purposes as of December 31, 2008 in the amount of approximately $ 45,684. These losses may be carried forward and offset against taxable income in the future for an indefinite period.

As of December 31, 2008, the Company’s U.S. subsidiary had a U.S. federal net operating loss carryforward of approximately $ 9,672 that can be carried forward and offset against taxable income and that expires during the years 2019 to 2026. Utilization of U.S. net operating losses may be subject to substantial annual limitations due to the “change in ownership” provisions of the Internal Revenue Code of 1986 and similar state law provisions. The annual limitations may result in the expiration of net operating losses before utilization.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 10:	–	TAXES ON INCOME (Cont.)

h.	Income (loss) before taxes is comprised as follows:

	Year ended December 31,
	2006	2007	2008

Domestic	$(2,000)	$11,621	$15,114
Foreign	(3,460)	1,515	29

	$(5,460)	$13,136	$15,143

i.	Reconciliation of the theoretical tax expense to the actual tax expense:

A reconciliation between the theoretical tax expense, assuming all income is taxed at the statutory tax rate applicable to income of the Company and the actual tax expense as reported in the statement of operations, is as follows:

	Year ended December 31,
	2006	2007	2008

Income (loss) before taxes as reported in the
consolidated statements of operations	$(5,460)	$13,136	$15,143

Statutory tax rate	31%	29%	27%

Theoretical tax expenses on the above amount at the
Israeli statutory tax rate	$(1,693)	$3,809	$4,089
Non-deductible expenses	132	142	526
Non-deductible expenses related to employee stock
options	531	510	691
Deferred taxes on losses (utilization of losses) and
temporary differences for which a valuation
allowance was provided	939	(4,714)	(16,470)
Other	91	253	330

Actual tax benefit	$-	$-	$(10,834)

j.	Effective January 1, 2007, the Company adopted the provisions of FIN 48. The balance for unrecognized tax benefit for tax positions which are uncertain of being sustained at December 31, and 2007 and 2008 is in the amount of $ 0 and $ 141, respectively.

The Company and its subsidiaries file income tax rerun in Israel, the United States and other various jurisdictions. The Company and its subsidiaries are routinely examined by various taxing authorities. The Israeli Tax Authorities are currently assessing income tax returns of the Company for the tax years 2003 through 2006. There are tax years which remain subject to examination in various other jurisdictions.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 11:	–	SEGMENTS, CUSTOMERS AND GEOGRAPHIC INFORMATION

a.	The Company applies SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information” (“SFAS 131”). The Company operates in one reportable segment (see Note 1 for a brief description of the Company’s business). The total revenues are attributed to geographic areas based on the location of the end customer.

b.	The following presents total revenues for the years ended December 31, 2006, 2007 and 2008 and long-lived assets as of December 31, 2006, 2007 and 2008:

	Year ended December 31,
	2006	2007	2008

Revenues from sales to unaffiliated customers:

Asia-Pacific	$32,358	$68,387	$113,004
Europe, Middle East and Africa	41,149	52,121	67,933
North America	28,162	34,438	18,772
Latin America	6,746	6,942	17,569

	$108,415	$161,888	$217,278

Property and equipment, net, by geographic areas:

Israel	$2,339	$4,094	$8,157

Others	321	353	734

	$2,660	$4,447	$8,891

c.	For the years ended December 31, 2006, 2007 and 2008, one customer accounted for approximately 17%, 10% and 24%, respectively, of the Company’s revenues for that year.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 12:	–	SELECTED STATEMENTS OF OPERATIONS DATA

a.	Financial income, net:

	Year ended December 31,
	2006	2007	2008

Financial income:
Interest on marketable securities and bank deposits	$1,044	$1,652	$3,780

Foreign currency translation differences	311	292	11

	1,355	1,944	3,791

Financial expenses:
Bank charges	(71)	(213)	(194)
Interest in respect of the OCS (see also Note 8a)	-	(518)	(339)
Foreign currency translation differences	-	-	(850)
Other	-	(31)	(224)

	(71)	(762)	(1,607)

	$1,284	$1,182	$2,184

b.	Net earnings (loss) per share:

The following table sets forth the computation of basic and diluted net earnings (loss) per share:

	Year ended December 31,
	2006	2007	2008

Numerator:
Numerator for basic and diluted net earnings
(loss) per share - income (loss) available
to shareholders of Ordinary shares	$(5,460)	$13,136	$25,977

Denominator:
Denominator for basic net earnings (loss) per
share - weighted average number of shares	26,728,053	29,692,670	36,863,684

Effect of dilutive securities:
Employee stock options	*) -	2,408,723	1,474,900

Denominator for diluted net earnings (loss) per
share - adjusted weighted average number of
shares	26,728,053	32,101,393	38,338,584

*)	Antidilutive.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 13:	–	RELATED PARTY BALANCES AND TRANSACTIONS

Most of the related party balances and transactions are with related companies and principal shareholders.

Yehuda Zisapel is a principal shareholder of the Company who, as of December 31, 2007 and 2008, owned 6.0% and 6.3% respectively of the Company’s outstanding Ordinary shares. Zohar Zisapel is the Chairman of the Board of Directors and a principal shareholder of the Company who, as of December 31, 2007 and 2008, owned 8.4% and 11.5% respectively of the Company’s outstanding Ordinary shares. Yehuda and Zohar Zisapel are brothers who do not have a voting agreement between them. Jointly or severally, they are also founders, directors and principal shareholders of several other companies that are known as the RAD-BYNET group.

Members of the RAD-BYNET group provide the Company on an as-needed basis with information systems, marketing, and administrative services, and the Company reimburses each company for its costs in providing these services. The aggregate amount of these expenses was approximately $ 813, $ 767 and $ 1,170 in 2006, 2007 and 2008, respectively.

The Company leases its offices in Israel from real estate holding companies controlled by Yehuda and Zohar Zisapel. In June 2008, the Company extended its facility lease agreement until December 31, 2010. Additionally, the Company leases the U.S. subsidiary’s office space from a real estate holding company controlled by Yehuda and Zohar Zisapel. The lease for this facility is valid until July 2013. The aggregate amount of rent and maintenance expenses related to these properties was approximately $ 758 in 2006, $ 778 in 2007 and $ 1,403 in 2008.

The Company purchases certain inventory components from members of the RAD-BYNET group, which are integrated into its products. The aggregate purchase price of these components was approximately $ 3,009, $ 3,389 and $ 4,338 for the years ended December 31, 2006, 2007 and 2008, respectively.

Transactions with related parties:

	Year ended December 31,
	2006	2007	2008

Cost of revenues	$3,472	$3,831	$4,836

Research and development expenses	$637	$579	$823

Selling and marketing expenses	$350	$418	$965

General and administrative expenses	$118	$105	$287

Balances with related parties:

	December 31,
	2007	2008

Trade payables, other accounts payable and accrued expenses	$115	$541